

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2018

Jesper Brandgaard
Executive Vice President and Chief Financial Officer
NOVO NORDISK A S
Novo Alle
DK-2880 Bagsvaerd
Denmark

>   **Re: NOVO NORDISK A S**
>   **Form 20-F for the Fiscal year Ended December 31, 2017**
>   **Filed February 8, 2018**
>   **Form 6-K filed February 8, 2018**
>   **File No. 333-82318**

Dear Mr. Brandgaard:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 6-K filed February 8, 2018

Consolidated Financial Statements, page 58

1.   Please address the following regarding the line items that make up Total equity on your Balance Sheet and Equity Statement:
   * Tell us whether the amounts reported as Share capital represent only the nominal or par share values.
   * Tell us whether you present share premium in your line item titled Retained earnings.
   * Tell us how you considered paragraph 78(e) of IAS 1, which provides a specific example showing the disaggregation of share capital into paid-in capital and share premium, when establishing your equity line items.

- To the extent you combine amounts contributed by shareholders with cumulative historical earnings in your line item titled Retained earnings, tell us how you determined that your presentation provides appropriate information for the reader to effectively differentiate contributions by owners from accumulated earnings.
- Similarly, tell us how you determined that such a presentation allows readers to differentiate between dividends from accumulated earnings versus dividends of shareholder contributions.
- Specifically address your consideration of paragraphs 30, 30A, and 55 of IAS 1 in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance